Exhibit 99.179

OVERNIGHT MARKETED TREASURY OFFERING OF UNITS

April 8, 2021

The Units (as defined below) will be offered by way of a shelf prospectus supplement in each of the provinces of Canada, other than Quebec, and in the territory of Nunavut. A prospectus supplement containing important information relating to the Units has not yet been filed with the applicable Canadian securities regulatory authorities.

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada and the territory of Nunavut. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed is required to be delivered with this document. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable prospectus supplement, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

These securities have not been, and will not be, registered under the U.S. Securities Act, or any U.S. state securities laws. Accordingly, these securities may not be offered, sold or delivered, directly or indirectly, in the United States of America except pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws.

Issuer:	mCloud Technologies Corp. (the “Company”).

Offering:	Treasury offering of up to 6,000,000 units (“Units”).

Offering Price:	$2.10 per Unit (the “Issue Price”).

Issue Amount:	Up to $12,600,000.

Units:	Each Unit will consist of one common share of the Company (a “Common Share”) and one common share purchase warrant of the Company (each whole common share purchase warrant, a “Warrant”). Each whole Warrant will entitle the holder to acquire one Common Share from the Company at a price of $2.85 per share (the “Exercise Price”) for a period of 36 months following Closing.

Over-Allotment Option:	The Agent will have an option, exercisable in whole or in part, at any time until and including 30 days following the Closing Date (as defined below), to sell up to an additional 15% of the total number of Units in the Offering (which may be comprised of any combination of additional Units, Common Shares and/or Warrants), to cover over-allotments (if any) and for market stabilization purposes, provided that no more than an aggregate of 900,000 Over-Allotment Shares and 900,000 Over-Allotment Warrants are issued pursuant to the Over-Allotment Option.

Use of Proceeds:	The net proceeds of the Offering will be used to advance the Company’s Alberta led ESG and oil and gas decarbonization agenda, including the commercialization of its new AssetCare™️ fugitive gas and leak detection solution, as well as to grow its business in the Middle East and Southeast Asia, and for general working capital and corporate purposes.

Form of Offering:	Overnight marketed offering by way of prospectus supplement to the Company’s short form base shelf prospectus dated April 28, 2020, subject to a mutually acceptable “best efforts” agency agreement containing the industry standard “Disaster Out”, “Regulatory Out”, “Material Change Out”, “Market Out”, “Due Diligence Out” and “Breach of Agreement Out” clauses running until the Closing Date.

Jurisdictions:	All provinces of Canada, except Quebec, and the territory of Nunavut, and in the United States by way of private placement via Rule 506(b) of Regulation D to qualified institutional buyers and select accredited investors, and outside of Canada and the United States as agreed by the Company and ATB (as defined below) on a private placement or equivalent basis.

Listing:	Prior to the Closing Date and as a condition to closing, the Company will obtain all necessary regulatory approvals for the Offering, including TSX Venture Exchange approval of the listing of the Common Shares (including the Common Shares comprising the Units and the Common Shares issuable upon the exercise of the Warrants).

Eligibility:	Eligible for RRSPs, RESPs, RRIFs, RDSPs, TFSAs and DPSPs.

Agent:	ATB Capital Markets Inc. (“ATB”).

Commission:	Cash commission equal to 7.0% of the gross proceeds of the Offering (including the Over- Allotment Option). ATB may also receive a cash advisory fee.

Closing Date:	On or about April 15, 2021 or such other date as the Company and ATB mutually agree in writing (the “Closing Date”).